Pennsylvania Avenue Funds

Notice

The dividend paid by the Pennsylvania Avenue Funds for the year 2005 consisted of the following components:

Per Share

Ordinary income dividend	$ 0.384
Long term capital gain	0.073
Return of capital	0.066

Total distribution	$ 0.523

Please contact the Fund should you have any questions.

The Pennsylvania Avenue Funds

P.O. Box 9543

Washington, DC 20016

Toll free: (888) 642-6393

Email: info@PennAveFunds.com

Web: www.PennAveFunds.com